UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

[X] **ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

  For the fiscal year ended December 31, 2011

  OR

[ ] **TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

  For the transition period from _____ to _____

Commission file number 1-12434

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

M/I Homes, Inc.
401(k) Profit Sharing Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

M/I Homes, Inc.
3 Easton Oval, Suite 500
Columbus, Ohio 43219

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

TABLE OF CONTENTS

The following exhibits are being filed herewith:

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of
M/I Homes, Inc. Profit Sharing Plan
Columbus, OH

We have audited the accompanying statements of net assets available for benefits of M/I Homes, Inc. 401(k) Profit Sharing Plan (the "Plan") as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes at end of year, as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2011 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ GBQ Partners LLC
GBQ Partners LLC

Columbus, OH
June 13, 2012

M/I HOMES, INC.
401(k) PROIT SHARING PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2011 and 2010

	2011	2010
ASSETS:		
Cash and cash equivalents	$ —	$ 26,540
Investments - at fair value:		
Schwab Stable Value Fund	7,213,865	6,438,086
M/I Homes Company Stock Fund	373,812	570,671
Mutual funds:		
JP Morgan Diversified Mid-Cap Growth Fund	4,434,560	5,310,581
Dodge & Cox Stock Common	4,363,033	4,844,239
JP Morgan Equity Index Fund	3,619,344	3,853,991
Dreyfus/Standish Fixed Income Fund	3,617,853	3,807,516
Dodge & Cox International Stock Fund	2,520,075	3,154,830
JP Morgan Mid-Cap Value Fund	2,268,989	2,385,497
Harbor Capital Appreciation Fund	1,949,775	2,249,397
Vanguard Wellington Fund	763,701	—
Vanguard Small Cap Growth Index Fund	543,456	483,069
Vanguard Small Cap Value Index Fund	514,050	535,115
Artio International Equity Fund II	506,098	677,827
Total mutual funds	25,100,934	27,302,062
Total investments	32,688,611	34,310,819
Receivables:		
Notes receivable from participants	653,156	732,562
Contribution receivable from Plan Sponsor	316,000	279,998
Dividend and interest income receivable	—	40,381
Total receivables	969,156	1,052,941
TOTAL ASSETS	$ 33,657,767	$ 35,390,300
LIABILITIES:		
Unsettled trades - purchases	$ —	$ 40,380
TOTAL LIABILITIES	—	40,380
NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	33,657,767	35,349,920
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(115)	(167,579)
NET ASSETS AVAILABLE FOR BENEFITS	$ 33,657,652	$ 35,182,341

See notes to financial statements.

4

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2011

ADDITIONS:

Investment Income:		
Dividends	$	801,930
Interest income on notes receivable from participants		29,952
Contributions:		
From participants		1,893,924
From Plan Sponsor		316,000
Total Additions		3,041,806
DEDUCTIONS:		
Investment Loss:		
Net depreciation in fair value of investments		(1,368,095)
Benefits paid to participants		(3,198,400)
Total Deductions		(4,566,495)
NET DECREASE IN NET ASSETS AVAILABLE FOR BENEFITS		(1,524,689)
NET ASSETS AVAILABLE FOR BENEFITS - Beginning of year		35,182,341
NET ASSETS AVAILABLE FOR BENEFITS - End of year	$	33,657,652

See notes to financial statements.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2011 and 2010

1. PLAN DESCRIPTION

The following description of the M/I Homes, Inc. 401(k) Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General-The Plan is a defined contribution 401(k) plan which became effective October 1, 1988, and whose purpose is to provide retirement income benefits for all eligible employees of M/I Homes, Inc. and its subsidiaries (the "Company" or the "Plan Sponsor"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). All employees employed on October 1, 1988, the Plan's inception date, were eligible to participate in the Plan. Full time employees are eligible for entry into the Plan with respect to employee contributions on the first day of the first pay period immediately following their completion of ninety days of service, and part time employees are eligible for entry into the Plan with respect to employee contributions after completing one year of service with a minimum of 1,000 hours. Employees are eligible to receive Company contributions after completion of one year of service with 1,000 hours. Effective July 1, 2005, the Plan was amended such that an employee may be credited with his or her service with a previous employer ("Predecessor Employer") where such service occurred prior to the date that the Predecessor Employer became an affiliate of the Plan Sponsor, or some or all of the assets of the Predecessor Employer were acquired by the Plan Sponsor or an affiliate. The amendment also allowed a special employer contribution to be made for one or more Predecessor Employer participants during the initial year of participation in the Plan, at the discretion of the Plan Sponsor. All participants receive a Summary Plan Description upon becoming eligible for participation in the Plan. Participants should refer to this document and to the Plan text for more complete information. The Board of Directors of the Company controls and manages the operation and administration of the Plan. DWS Investments Distributors Inc. serves as the trustee of the Plan.

Contributions-Funding is provided by the Plan Sponsor and participant contributions. The amount of the Plan Sponsor's contribution is discretionary and is determined by the Company's Board of Directors. The Plan Sponsor is not required to make a contribution to the Plan and can suspend or terminate the Plan at any time. Plan participants may also make voluntary pre-tax contributions to the Plan. For 2011, these voluntary pre-tax contributions could not exceed $16,500 per participant ($22,000 for participants 50 years of age or older), as provided in Internal Revenue Code Section 402(g). Total contributions to a participant's account in 2011 could not exceed the lesser of $49,000 or 100% of the participant's compensation for the year as provided in Internal Revenue Code Section 415(c). Plan participants may also contribute amounts rolled over from qualified defined benefit or defined contribution plans.

Participant Accounts-Individual account balances are maintained for each participant. Each participant's contributions, along with their share of the Plan Sponsor's contribution, are currently invested in the Plan's investment options as directed by the participant. Participants may change investment elections on a daily basis and are permitted to invest a maximum of 25% of their fund allocation in the M/I Homes Company Stock Fund. Participant account balances are adjusted daily for income, realized and unrealized gains and losses and Company and participant contributions. Company contributions are allocated to participants pro-rata based on eligible compensation up to $50,000.

Investments-Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are invested according to the participant's current investment elections. The Plan currently offers 11 mutual funds, a stable value fund, and the M/I Homes Company Stock Fund as investment options for participants. If a participant has not made an investment election, their contributions will automatically be invested in the Moderate Asset Allocation Model (which diversifies the investments based on a moderate risk tolerance) that best fits their time horizon until retirement.

Vesting-Contributions made by both the Plan Sponsor and Plan participants are 100% vested immediately.

Payment of Benefits-A Plan participant becomes eligible to receive benefits when the participant retires; becomes totally and permanently disabled; experiences financial hardship, as defined by Title 26 CFR 1.401(k)-1(d)(2) of the Federal Code of Regulations; dies; or terminates employment. Benefit payments are paid in lump sum amounts.

Notes Receivable From Participants-Participants may borrow up to 50% of their account balance, not to exceed $50,000. The loan amounts are collateralized by a percentage of the participant's balance of Plan assets, bear interest at prime plus 1% at the date the loan is initiated, and must be repaid within no more than five (5) years, unless the loan is granted for the purpose of acquiring the principal residence of the participant, in which case, it must be repaid within no more than fifteen (15) years. Principal and interest are paid ratably through bi-weekly payroll deductions. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting-The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the accompanying statement of net assets available for plan benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for plan benefits is prepared on a contract value basis.

Use of Estimates-The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent items at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties-The Plan allows participants to invest in a stable value fund, various mutual funds, and the M/I Homes Company Stock Fund. Such investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with such investments, it is reasonably possible that changes in the values of such investments will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

Cash and Cash Equivalents-Cash and cash equivalents include short-term highly liquid investments having maturities of less than ninety days.

Investment Valuation and Income Recognition-The Plan's investments are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Please see Note 4 for further discussion regarding fair value measurements. Purchases and sales of securities are recorded on the trade date. Interest income is recorded as earned and dividend income is recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year.

Administrative Expenses-Administrative costs of the Plan are paid by the Plan Sponsor.

Payment of Benefits-Benefits are recorded when paid. There were no benefits payable at December 31, 2011 and 2010.

New Accounting Pronouncement to be Adopted-In May 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2011-04, *Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs* (ASU 2011-04). ASU 2011-04 amended FASB Accounting Standards Codification (ASC) 820, *Fair Value Measurements and Disclosures,* to provide a consistent definition on fair value and improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRSs. Some of the amendments clarify the application of existing fair value measurement and disclosure requirements, while other amendments change a particular principle or requirement for measuring fair value or disclosing information about fair value measurements. The amendments are to be applied prospectively and are effective for annual periods beginning after December 15, 2011. Plan management is currently evaluating the effect that the provisions of ASU 2011-04 will have on the Plan's financial statements.

3. INVESTMENTS

The Plan's investments which exceeded 5% of net assets available for benefits as of December 31, 2011 and 2010 are as follows:

	2011	2010
Schwab Stable Value Fund (1)	$ 7,213,750	$ 6,270,507
JP Morgan Diversified Mid-Cap Growth Fund	4,434,560	5,310,581
Dodge & Cox Stock Common	4,363,033	4,844,239
JP Morgan Equity Index Fund	3,619,344	3,853,991
Dreyfus/Standish Fixed Income Fund	3,617,853	3,807,516
Dodge & Cox Stock International Stock Fund	2,520,075	3,154,830
JP Morgan Mid-Cap Value Fund	2,268,989	2,385,497
Harbor Capital Appreciation Fund	1,949,775	2,249,397

(1) Investment amounts at contract value. The fair value of the investment was $7,213,865 and $6,438,086 at December 31, 2011 and 2010, respectively.

4. FAIR VALUE MEASUREMENTS

There are three measurement input levels for determining fair value: Level 1, Level 2, and Level 3. Fair values determined by Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Fair values determined by Level 2 inputs utilize inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and inputs other than quoted prices that are observable for the asset or liability, such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs for the asset or liability, and include situations where there is little, if any, market activity for the asset or liability.

The asset or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for assets and liabilities measured at fair value, including the general classification of such assets and liabilities pursuant to the valuation hierarchy.

Mutual Funds

These investments are valued using the net asset value provided by the administrator of the fund. The net asset value is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The net asset value is a quoted price in an active market and classified within Level 1 of the valuation hierarchy.

Schwab Stable Value Fund

The Schwab Stable Value Fund is valued at the closing price reported on the active market on which it is traded and is classified within Level 1 of the valuation hierarchy.

M/I Homes Company Stock Fund

The M/I Homes Company Stock Fund is valued at the closing price reported on the active market on which it is traded and is classified within Level 1 of the valuation hierarchy.

Investments in the M/I Homes Company Stock Fund are accounted for in units. The unit price fluctuates relative to the price of M/I Homes, Inc. common shares according to the conversion rate established at the initial conversion to unit accounting in 2006.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan's assets at fair value as of December 31, 2011 and 2010:

| | As of December 31, 2011 | | | |
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Mutual funds:				
Value funds	$ 9,666,147	$ 9,666,147	$ —	$ —
Growth funds	7,691,492	7,691,492	—	—
Index funds	3,619,344	3,619,344	—	—
Income funds	3,617,853	3,617,853	—	—
International Fund	506,098	506,098	—	—
Schwab Stable Value Fund	7,213,865	7,213,865	—	—
M/I Homes Company Stock Fund	373,812	373,812	—	—
Total assets	$ 32,688,611	$ 32,688,611	$ —	$ —

| | As of December 31, 2010 | | | |
	Total Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Assets:				
Mutual funds				
Value funds	$ 10,919,681	$ 10,919,681	$ —	$ —
Growth funds	8,043,047	8,043,047	—	—
Index funds	3,853,991	3,853,991	—	—
Income funds	3,807,516	3,807,516	—	—
International Fund	677,827	677,827	—	—
Schwab Stable Value Fund	6,438,086	6,438,086	—	—
M/I Homes Company Stock Fund	570,671	570,671	—	—
Total assets	$ 34,310,819	$ 34,310,819	$ —	$ —

5. NET DEPRECIATION IN FAIR VALUE OF INVESTMENTS

During 2011, the Plan's investments, including investments bought, sold, as well as held during the year, (depreciated) appreciated in value as follows:

Mutual Funds:	
JP Morgan Diversified Mid-Cap Growth Fund	$ (659,125)
Dodge & Cox International Stock Fund	(545,180)
Dodge & Cox Stock Common	(265,334)
Artio International Equity Fund II	(147,846)
Vanguard Small Cap Value Index Fund	(27,955)
Vanguard Wellington Fund	(21,836)
Vanguard Small Cap Growth Index Fund	(15,915)
Dreyfus/Standish Fixed Income Fund	143,803
JP Morgan Mid-Cap Value Fund	30,231
Harbor Capital Appreciation Fund	28,953
JP Morgan Equity Index Fund	19,706
Total mutual funds	(1,460,497)
M/I Homes Company Stock Fund	(203,181)
Schwab Stable Value Fund	295,583
Net appreciation in fair value of investments	$ (1,368,095)

6. EXEMPT PARTY-IN-INTEREST TRANSACTIONS

At December 31, 2011 and 2010, the Plan held approximately 39,000 units and 110,000 units of M/I Homes Company Stock Fund, a fund that invests solely in the common shares of M/I Homes, Inc., respectively. During the year ended December 31, 2011, the Plan did not record any dividend income relating to the M/I Homes Company Stock Fund.

7. PLAN TERMINATION

Although the Company has not indicated any intent to do so, it has the right to terminate the Plan at any time subject to the provisions set forth in ERISA. In the event of termination, the net assets of the trust would be distributed in a form of payment as determined by the Plan Trustee.

8. FEDERAL INCOME TAX STATUS

The Plan obtained its latest determination letter dated November 3, 2008, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC"). Therefore, no provision for income taxes has been included in the Plan's financial statements.

******

SUPPLEMENTAL SCHEDULE

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i -
SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES AT END OF YEAR
DECEMBER 31, 2011

	Number of Shares/Units/ Face Value		Current Value
Mutual Funds:			
JP Morgan Diversified Mid-Cap Growth Fund	226,484	$	4,434,560
Dodge & Cox Stock Common	42,926		4,363,033
Dreyfus/Standish Fixed Income Fund	168,116		3,617,853
JP Morgan Equity Index Fund	126,861		3,619,344
Dodge & Cox International Stock Fund	86,186		2,520,075
Harbor Capital Appreciation Fund	52,839		1,949,775
JP Morgan Mid-Cap Value Fund	96,266		2,268,989
Artio International Equity Fund	53,217		506,098
Vanguard Small Cap Value Index Fund	34,179		514,050
Vanguard Small Cap Growth Index Fund	25,289		543,456
Vanguard Wellington Fund	24,368		763,701
Total mutual funds			25,100,934
M/I Homes Company Stock Fund (2)	38,939		373,812
Schwab Stable Value Fund (1)	353,584		7,213,750
Notes receivable from participants			
(maturing 2012 - 2018 at interest rates of 4.25% to 9.25%) (2)	$ 653,156		653,156
TOTAL		$	33,341,652

(1) Investment amounts at contract value. The fair value of the investment was $7,213,865 at December 31, 2011.
(2) Party-in-interest.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN

Date: June 13, 2012   By: /s/Phillip G. Creek
                                                        Phillip G. Creek, Plan Administrator

M/I HOMES, INC.
401(k) PROFIT SHARING PLAN
ANNUAL REPORT ON FORM 11-K
FOR FISCAL YEAR ENDED DECEMBER 31, 2010

EXHIBIT INDEX

Exhibit No.	Description
23	Consent of Independent Registered Public Accounting Firm